
03051992
SEC RECEIVED PROCESSING
NOV 2 6 2003
WASH. D.C. 158 SECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Salomon Grey Financial Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5430 LBJ Freeway, Suite 1626
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle B. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salomon Grey Financial Corporation, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL CASSETTY
MY COMMISSION EXPIRES
OCTOBER 4, 2004

Signature

President
Title

Notary Public 11/25/03

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SALOMON GREY FINANCIAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2003

SALOMON GREY FINANCIAL CORPORATION

CONTENTS

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Salomon Grey Financial Corporation

We have audited the accompanying statement of financial condition of Salomon Grey Financial Corporation as of September 30, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain a discussion or evaluation from two of the Company's outside legal counsel regarding the pending or threatened litigation described in Note 7.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from two of the Company's outside legal counsel as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Grey Financial Corporation as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is a party to numerous legal actions. Those actions claim substantial amounts as a result of alleged violations of securities laws and other matters. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

C F & Co., L.L.P.

Dallas, Texas
October 29, 2003

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2003

ASSETS

Cash	$ 204,755
Receivable from brokers-dealers and clearing organizations	2,680,365
Securities owned, at market value	69,037
Property and equipment, net of accumulated depreciation of $110,149	49,905
Other receivables	61,302
Federal income tax refund receivable	210,000
Deposits	6,941
	$3,282,305

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 592,859
Payable to brokers-dealers and clearing organizations	390,463
Commissions payable	1,627,371
State income taxes payable	16,441
	2,627,134
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000,000 shares issued and outstanding	523,744
Retained earnings	131,427
Total stockholder's equity	655,171
	$3,282,305

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2003

Revenues	
Commissions income	$ 13,790,766
Gains or losses on firm securities trading accounts	1,392,391
Interest income	136
Dividend income	1,017
Other income	80,460
	15,264,770
Expenses	
Compensation and benefits	2,199,884
Commissions and clearance paid to all other brokers	10,727,040
Communications	511,007
Occupancy & equipment costs	309,014
Promotional costs	211,242
Regulatory fees and expenses	492,464
Other expenses	1,510,548
	15,961,199
Net loss before income tax	(696,429)
Provision for federal income tax refund	210,000
Net loss	$ (486,429)

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2003

	Common Stock	Retained Earnings	Total
Balances at October 1, 2002	$ 523,744	$ 617,856	$ 1,141,600
Net loss		(486,429)	(486,429)
Balances at September 30, 2003	$ 523,744	$ 131,427	$ 655,171

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2003

Balance at October 1, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance at September 30, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:	
Net loss	$ (486,429)
Adjustments to reconcile net loss to	
net cash provided (used) by operating activities:	
Depreciation	17,324
(Increase) decrease in assets:	
Receivable from brokers-dealers and clearing organizations	(725,970)
Securities owned	640,050
Federal income tax refund receivable	(210,000)
Other receivables	(31,803)
Deposits	6,499
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	249,563
Payable to brokers-dealers and clearing organizations	(207,269)
Commissions payable	1,319,958
Securities sold, not yet purchased	(290,401)
Federal income taxes payable	(345,000)
State income taxes payable	(9,884)
Net cash provided (used) by operating activities	(73,362)
Cash flows from investing activities:	
Purchases of property and equipment	(6,944)
Net cash provided (used) by investing activities	(6,944)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(80,306)
Cash at beginning of period	285,061
Cash at end of period	$ 204,755

The accompanying notes are an integral part of these financial statements.

SALOMON GREY FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2003

Supplemental Disclosures of Cash Flow Information

Cash paid for:

Income taxes	$ 75,000
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Salomon Grey Financial Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The Company is 100% owned by Salomon Grey Financial Group, Inc. (the "Parent").

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the correspondent broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred. Advertising costs charged to expense were $3,870 for the year ended September 30, 2003 and are reflected in promotional costs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income, including non-deductible officer life insurance premiums and meals and entertainment expenses, are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2003 was $17,324, and is reflected in occupancy and equipment costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2003, the Company had net capital of approximately $308,264 and net capital requirements of $149,091. The Company's ratio of aggregate indebtedness to net capital was 7.25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

At September 30, 2003, and at various times during the year then ended, the Company had cash balances in excess of federally insured limits of $100,000.

Note 5 - Related Party Transactions

The Company paid the Parent $366,266 for various administrative expenses incurred for the year ended September 30, 2003. This is reflected in other expenses.

The Company has made advances to the following entities in which the Company's president holds an ownership interest:

Note 5 - Related Party Transactions, continued

Browning-Wade Homes, LLC	$ 25,000
HLF Development, Inc.	5,000
	$ 30,000

These amounts are included in other receivables.

The Company received commission income from a private placement of common stock for Hollywood Previews, Inc. ("HPI"). The President of the Company holds an ownership interest in HPI. The Company earned $222,659 in commission income. The Company loaned $145,000 to HPI of which all was repaid during the year.

The Company earned $97,215 from the sale of oil and gas related products from two energy related companies in which the Company's president holds an ownership interest.

The Company paid $75,000 to a former shareholder/officer pursuant to a consulting agreement that expires January 31, 2004.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Year Ending September 30,	
2004	$ 313,889
2005	64,697
	$ 378,586

Rental expense for the year ended September 30, 2003 was $236,129 and is reflected in occupancy and equipment costs.

Note 7 - Commitments and Contingencies

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and State

Note 7 - Commitments and Contingencies, continued

securities laws and claim damages in excess of $3,800,000. In one specific matter an unfavorable outcome could result in the Company being prevented from continuing to engage in the securities business. Management intends to present a vigorous defense.

The ultimate outcome of the arbitration proceedings, administrative actions and lawsuits cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 - Going Concern

The Company is involved in various arbitration proceedings, administrative actions, and lawsuits which claim substantial damages, as discussed in Note 7. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2003

Schedule I

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 655,171
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		655,171
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 49,905	
Other receivables	61,302	
Deposits	6,941	
Federal income tax refund receivable	210,000	(328,148)
Net capital before haircuts on securities positions		327,023
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(18,759)
Net capital		$ 308,264

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 592,859
Commissions payable	1,627,371
State income taxes payable	16,441
Total aggregate indebtedness	$2,236,671

Schedule I (continued)

SALOMON GREY FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 149,091
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 149,091
Net capital in excess of required minimum	$ 159,173
Excess net capital at 1000%	$ 84,627
Ratio: aggregate indebtedness to net capital	7.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ 389,891
Increase (decrease) due to adjustments for:	
Accounts payable and accrued expenses	(87,043)
State income taxes payable	9,864
Haircuts on securities	(4,448)
Net capital per audited report	$ 308,264

Schedule II

SALOMON GREY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2003

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

14175 Proton Road • Dallas, Texas 75244-3692 • www.cfllp.com
Phone: 972-387-4300 • 800-834-8586 • Fax: 972-960-2810

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Salomon Grey Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Salomon Grey Financial Corporation (the "Company"), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

C F & Co., L.L.P.

C F & Co., L.L.P.

Dallas, Texas
October 29, 2003